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CanMonkey

Last Chance for
Early Access
WEFUNDER
CanMonkey

We're thrilled to share some huge news with our community:

- **We're about to go live on Wefunder** - our public crowdfunding campaign is just around the corner.
- **We just launched in Hawaii** as part of our national rollout.
- **We ranked #21 in Consumer Services on the 2025 Inc. 5000 list** of the fastest-growing private companies in the U.S.

👉 **Early Bird Perk: 20% Discount on Valuation**
👉 **Invest over $2,500** to receive a year's free subscription - a **value of $600**

🚀 Join Our Campaign Now

This is your chance to invest before the crowd and join our growth story at the best possible terms. Once we launch publicly, the discounted valuation will be gone.

If you've been thinking about investing, now is the time to act. Don't wait until the doors open and everyone else rushes in. **Invest Now at 20% Off**

Thank you for being part of our journey. We're just getting started - and we'd love for

you to come with us.

Team CanMonkey

Secure Your Shares Now

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*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. **Some necessary disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. 3. Any indication of interest involves no obligation or commitment of any kind.*

  



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